# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Aspire-Lakewood Holdings, Inc., CIK 0001847345
CUSIP: 738920305
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 23150 FASHION DRIVE, SUITE 232, ESTERO, Florida (FL), 33928
Date of event which requires filing of this statement: 10/06/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001626109

## Reporting persons
- Funk, Stephen P.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 91,570; shared voting power 0; sole dispositive power 91,570; shared dispositive power 0; aggregate amount beneficially owned 91,570 (5.8% of the class)
  Comment: The number of shares represented by the amount in Rows 5 and 7 includes 74,345 shares of the Issuer's common stock owned by Alta Investments LLC ("Alta") and 17,225 shares of the Issuer's common stock owned by Stephen P. Funk ("Mr. Funk"). Mr. Funk is the sole member and manager of Alta and thus has sole voting power and dispositive power over the securities of the Issuer held by Alta. The percent of class represented by the amount in Row 9 is based on 1,573,263 shares of the Issuer's common stock issued and outstanding as of the date of this filing, as provided by the Chief Financial Officer of the Issuer.
- Alta Investments LLC: type of reporting person: other (OO); citizenship or place of organization: Connecticut (CT); sole voting power 74,345; shared voting power 0; sole dispositive power 74,345; shared dispositive power 0; aggregate amount beneficially owned 74,345 (4.7% of the class)
  Comment: Mr. Funk is the sole member and manager of Alta and thus has sole voting power and dispositive power over the securities of the Issuer held by Alta. The percent of class represented by the amount in Row 9 is based on 1,573,263 shares of the Issuer's common stock issued and outstanding as of the date of this filing, as provided by the Chief Financial Officer of the Issuer.

## Item 1. Issuer
Name of issuer: Aspire-Lakewood Holdings, Inc.
Address of issuer's principal executive offices: 23150 FASHION DRIVE, SUITE 232, ESTERO, FLORIDA, 33928.

## Item 2. Person Filing
Name of person filing:
This statement is filed by:

(i) Stephen P. Funk ("Mr. Funk"); and

(ii) Alta Investments LLC ("Alta").

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."
Address of principal business office or, if none, residence: The Reporting Persons maintain a principal business office at 1669 Thomaston Ave, Waterbury CT 06704.
Citizenship: Mr. Funk is a citizen of the United States of America and Alta is organized under the laws of Connecticut.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See the response to row 9 of the cover page of each Reporting Person.
Percent of class: See the response to row 11 of the cover page of each Reporting Person.
Sole power to vote or to direct the vote: See the response to row 5 of the cover page of each Reporting Person.
Shared power to vote or to direct the vote: See the response to row 6 of the cover page of each Reporting Person.
Sole power to dispose or to direct the disposition: See the response to row 7 of the cover page of each Reporting Person.
Shared power to dispose or to direct the disposition: See the response to row 8 of the cover page of each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Funk, Stephen P.: /s/ Stephen P. Funk, Stephen P. Funk, Individually (11/05/2026)
- Alta Investments LLC: /s/ Stephen P. Funk, Stephen P. Funk, Manager and Sole Member (11/05/2026)